SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
radebanjo@sidley.com (212) 839-8769	FOUNDED 1866

December 19, 2007

Mr. Sebastian Gomez Abero

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	North American Insurance Leaders, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 1-32837, filed November 8, 2007

Dear Mr. Gomez Abero:

On behalf of our clients, North American Insurance Leaders, Inc. (the “Company”), we are responding to the letter dated December 5, 2007 (the “Comment Letter”) from you to the Company. All page numbers set forth in the responses to the staff’s comments refer to the page numbers in the proxy statement. For ease of reference, each comment contained in the Comment Letter appears directly above the Company’s corresponding response.

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

Response: The Company notes the staff’s comment.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company notes the staff’s comment.

3. Please revise your filing with updated interim financial information through the period ended September 30, 2007.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Sebastian Gomez Abero

December 19, 2007

Response: The Company has revised the Proxy with updated interim financial information through the period ended September 30, 2007 in response to the staff’s comment.

Letter to the Stockholders of North American Insurance Leaders, Inc.

4. In an appropriate location in your document, identify your basis for the statement that the Deep South Companies are a leading managing general agency in the southeastern and southwestern regions of the United States. Alternatively, delete the statement from the letter and the remainder of your document.

Response: We have revised the Proxy Statement on pages 1 and 123 thereof to provide support for our assertion that the Deep South Companies are “a leading managing general agency in the southeastern and southwestern regions of the United States”.

5. Please expand your second bullet point relating to the approval of the issuance of shares of NAIL common stock to disclose the estimated maximum number of shares you expect you would issue. Please make the same change throughout the proxy.

Response: The Company has revised the letter to the stockholders and pages 4 -6 and 56 of the Proxy in response to the staff’s comment.

Summary of the Material Terms of the Transaction, page 1

6. Please revise your disclosure in this section, in the “Questions and Answers about the Transaction and the Annual Meeting” section and in the “Summary of the Proxy Statement” section to provide the page number where each of the cross-referenced sections first appears.

Response: The Company has revised the Proxy in response to the staff’s comment to include the requested page numbers on pages 1-4, 7, 9, 10, 12-15, 17-27, 30, 34, 37, 42, 60, 68, 70, 118, 119, 143, 145, 150, 182-185, 192, 206 and 209.

Questions and Answers about the Transaction and the Annual Meeting, page 5

If I have IPO conversion rights, how do I exercise them?, page 8

7. Please expand your disclosure to indicate whether a stockholder who wishes to make changes to a prior vote that relates to the approval of the Transaction Proposal and the IPO conversion rights may do so in person at the Annual Meeting.

Response: The Company has revised the disclosure on pages 8 and 9 of the Proxy in response to the staff’s comment to indicate that a stockholder who wishes to make changes to

Mr. Sebastian Gomez Abero

December 19, 2007

a prior vote that relates to the approval of the Transaction Proposal and the IPO conversion rights may do so in person at the Annual Meeting.

Summary of the Proxy Statement, page 16

The Parties, page 16

The Deep South Companies, page 16

8. Given Deep South’s participation in the underwriting results of the business underwritten on behalf of QBE, please explain the description of an MGA as an “insurance company without capital at risk.”

Response: In response to the staff’s comment, the Company has deleted the description of an MGA as an “insurance company without capital at risk” on pages 16 and 123 of the Proxy.

The Transaction, page 17

Post-Closing Ownership of NAIL Common Stock, page 17

9. Please expand your disclosure to describe DSH’s maximum possible ownership of NAIL, common stock if DSH would elect to receive payment of the two earn outs in the form of NAIL’s common stock.

Response: The Company has expanded the disclosure on pages 17, 18 and 81 of the Proxy in response to the staff’s comment.

Fairness Opinion, page 20

10. Please revise to clarify whether any portion of Stone Ridge’s fee is contingent upon the closing of the transaction.

Response: The Company has revised the disclosure on page 20 of the Proxy in response to the staff’s comment.

Procedure, page 20

11. We note your disclosure that if the maximum number of shares permitted to be converted pursuant to the IPO conversion rights were converted you would have approximately $90.5 million available to fund the cash portion of the consideration. You further indicate that this amount would be enough to consummate the Transaction. On page 17, however, you disclose that the consideration for the Transaction could be as high as $125.0 million, 82.7% of which (or $103.375 million) would be payable in cash. In an appropriate location in your document, clarify why you believe that the $90.5 million would be enough to

Mr. Sebastian Gomez Abero

December 19, 2007

consummate the Transaction if the required cash consideration could be as high as $103.375 million. If you contemplate the possibility of obtaining additional financing to consummate the Transaction, please describe the terms and conditions of that financing.

Response: The Company has revised the disclosure on page 21 of the Proxy in response to the staff’s comment to include the requested information.

If the transaction is not Consummated, page 21

12. We note your statement that if a liquidation were to occur, the initial per share liquidation price would be $7.87 based on the trust account balance as of June 30, 2007. Please update this disclosure to reflect the per share liquidation price based on the trust account balance as of the most recent practicable date. Similarly revise throughout your document.

Response: In response to the staff’s comment, the Company has revised the disclosure on the letter to the stockholders and pages 10, 21, 28 and 158 of the Proxy to reflect the per share liquidation price based on the trust account balance as at December 13, 2007.

Risk Factors, page 27

The success of the Deep South Companies to date has depended significantly…, page 33

13. The heading for this risk factor does not express a risk. Please revise the heading to express a risk rather than a fact.

Response: The Company has revised the disclosure to express the heading as a risk, rather than a fact, on page 34 of the Proxy in response to the staff’s comment.

The Deep South Companies have significant credit exposure to QBE..., page 35

14. Please revise to quantify receivables due from QBE.

Response: The Company has revised the disclosure on pages 35 and 36 of the Proxy in response to the staff’s comment to quantify receivables due from QBE to the Deep South Companies.

The growth strategy of the Deep South Companies may involve..., page 37

15. To the extent known, please disclose the expected cost to open the new branch office in California and hire necessary personnel.

Response: The Company has revised the disclosure on pages 37 and 38 of the Proxy in response to the staff’s comment.

Mr. Sebastian Gomez Abero

December 19, 2007

The Deep South Companies are subject to errors and omissions claims..., page 38

16. Please disclose any limitations of errors and omissions insurance coverage. Please also disclose the cost to you of such coverage, if material.

Response: The Company has revised the disclosure on page 39 of the Proxy in response to the staff’s comment.

We do not currently intend to pay dividends on the NAIL Common Stock..., page 40

17. The first sentence of this risk factor, indicating that you have not made a decision whether or not you will pay dividends, seems inconsistent with the heading of the risk factor. Also, page 150 of the proxy statement has bracketed language relating to, among other things, the payment of dividends. Please revise the disclosure to eliminate the inconsistency.

Response: The Company has revised the disclosure on pages 41 and 163 of the Proxy in response to the staff’s comment to eliminate the noted inconsistency.

Selected Unaudited Pro forma Condensed Combined Financial Information, page 48

18. The anticipated accounting treatment described in the second and third sentences of the second paragraph on this page does not appear to agree with the accounting treatment described on page 75 and in the second paragraph on page 154. Please revise as appropriate.

Response: The Company has revised the disclosure in the second paragraph of page 50 and the third paragraph of page 167 to clarify and make consistent the anticipated accounting treatment which is described on page 81 in response to the staff’s comment.

The Annual Meeting, page 53

Abstentions and Broker Non-Votes, page 57

19. We note your disclosure that AMEX rules prohibit brokers from voting shares of NAIL Common Stock on any of the proposals to which the proxy statement relates. Supplementally, please explain why brokers are not allowed to vote the NAIL shares in connection with the routine matters described in the proxy statement.

Response: The Company has revised the disclosure on page 60 of the proxy in response to the staff’s comment.

Mr. Sebastian Gomez Abero

December 19, 2007

The Transaction Proposal, page 58

Background of the Transaction, page 58

20. We note your disclosure that you evaluated a number of businesses in the insurance and insurance services industry and executed non-disclosure or confidentiality agreements with 22 separate potential business combination candidates. Please expand your disclosure regarding the other potential business combinations to explain why the board did not pursue those and why the board selected the acquisition of the Deep South Companies over those other potential business combinations. If you made any firm offers to any other candidates, this information should be disclosed.

Response: The Company has expanded its disclosure on page 62 of the Proxy regarding its consideration of other potential acquisition targets to include an explanation of why the Company’s Board of Directors elected not to pursue the other targets, and why the Board did elect to pursue the acquisition of the Deep South Companies.

21. We note your statement on page 61 that “NAIL’s representatives at KBW reviewed the structure of the Transaction and gave a valuation analysis of the Deep South Companies, which included different valuation methodologies and valuation ranges implied by each of the methodologies.” Additionally, you state on page 64 that NAIL’s board of directors took into consideration “the analysis, valuation and other advice of KBW in arriving at certain financial terms of the proposed Transaction.” Please expand your disclosure to describe the information provided by KBW that the board of directors considered. If KBW presented analyses similar to the analyses presented by Stone Ridge, these analyses should be presented in your document.

Response: The Company has revised the disclosure on pages 68-70 of the proxy in response to the staff’s comment.

Engagement of StoneRidge Advisors and Fairness Opinion, page 65

22. Please supplementally provide us with copies of any materials prepared by StoneRidge Advisors in connection with its fairness opinion, including, among other things, any “board books,” draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Response: A copy of the materials prepared by StoneRidge Advisors and presented to NAIL’s Board of Directors in connection with the Board’s evaluation of the proposed Transaction will be supplementally furnished by Duane Morris LLP to you under

Mr. Sebastian Gomez Abero

December 19, 2007

separate cover, requesting confidential treatment pursuant to Exchange Act Rule 12b-4, Securities Act Rule 418 and the provisions of 17 C.F.R. §200.83.

23. We note that DSH’s management disclosed certain financial analyses and forecasts for the Deep South Companies to StoneRidge Advisors. Please revise your proxy statement to describe those financial analyses and forecasts for the Deep South Companies.

Response: The Company has revised the disclosure on page 71 of the Proxy in response to the staff’s comment.

24. We note that no company used in the Public Market Analysis is identical to the Deep South Companies and that none of the selected transactions in the Selected Precedent Transaction Analysis is identical to NAIL’s transaction. Please describe any criteria used to select the comparable companies and transactions. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if so, the reasons for making such exclusions.

Response: The disclosure at pages 73 and 75 of the proxy has been expanded to address the staff’s request for a description of the criteria used in considering companies comparable to the Deep South Companies, and to include the additionally requested disclosure relating thereto. Please note that the Company has been advised that the Public Market Analysis and the Selected Precedent Analysis did not exclude any company or transaction meeting the selection criteria for such analysis.

Purchase Price Analysis, page 67

Public Market Analysis, page 68

25. Please revise the names of the four multiples in the table on page 69 to match the names used in the paragraph following the table and in the table on the prior page or explain the difference between the terms used in each of the tables.

Response: The Company has revised the disclosure on page 74 of the Proxy in response to the staff’s comment.

26. We note that in the second paragraph following the table on page 69, you have calculated Total Equity Value LTM Earnings for Deep South Companies. Please explain why you used total equity value, rather than total enterprise value as used in the ratios calculated from the selected public companies and why you used LTM earnings as opposed to LTM EBIT and LTM EBIDTA.

Mr. Sebastian Gomez Abero

December 19, 2007

Response: In response to the staff’s comment, we note that while valuation multiples using both total enterprise value and total equity value were calculated for the selected public companies, StoneRidge deemed the total equity value of the Deep South Companies to be more relevant than total enterprise value because of the low level of debt in the Deep South Companies capital structure. StoneRidge used a Total Equity Value/LTM net income multiple instead of LTM EBITDA or EBIT because it would be incorrect to compare Total Equity Value to EBITDA or EBIT: EBITDA and EBIT are profitability measures that include the value of payments to debtholders (interest) and equityholders, while net income measures profitability to only equityholders.

Selected Precedent Transactions Analysis, page 70

27. Please revise the “LTM Revenue” and “LTM Pro Forma EBITDA” headings to match the respective headings of the last two columns in the prior table or explain how the terms used in each of the tables differ.

Response: The Company has revised the disclosure on page 76 of the Proxy in response to the staff’s comment.

Discounted Cash Flow Analysis, page 71

28. We note the description of the discounted cash flow analysis prepared by StoneRidge Advisors. We further note that StoneRidge Advisors relied on projections prepared by the management of NAIL when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the projections prepared by the management of NAIL.

Response: The Company has revised the disclosure on page 76 in response to the staff’s comment to disclose the projections prepared by the Company’s management.

29. Explain your basis for using discount rates of 9.0% to 11.0% and growth rates of 0.0% to 3.0%.

Response: The Company has revised the disclosure on page 76 of the Proxy in response to the staff’s comment.

Satisfaction of Requirements that the Transaction Have a Fair Market Value Equal to at Least 80.0% of NAIL’s Net Assets, page 73

30. Please disclose the multiple of adjusted EBITDA used to determine the fair market value of the Deep South Companies and how the appropriate multiple was determined.

Mr. Sebastian Gomez Abero

December 19, 2007

Response: The Company has revised the disclosure on page 79 of the Proxy in response to the staff’s comment.

The Securities Purchase Agreement, page 76

Transaction Consideration, page 77

31. Describe the “certain financial milestones of the Deep South Companies” that will determine whether NAIL will be required to pay the first and second earn out payments.

Response: In response to the staff’s comment, the disclosure on pages 83 and 84 of the proxy has been expanded.

32. Please define “Governing EBITDA.”

Response: We respectfully submit that the term “Governing EBITDA” is defined in the second paragraph of page 83 as “the EBITDA of the Deep South Companies, adjusted to exclude the following items:

•	expenses associated with the personal use of company-owned aircraft;

•	expenses for professional, consulting and legal fees not directly related to the ongoing insurance operations of the Deep South Companies;

•	wage and benefit expenses of employees performing services for entities affiliated with DSH not related to the ongoing insurance operations of the Deep South Companies; and

•	other business expenses incurred for non-insurance related businesses of DSH.”

Please let us know if any additional information is required with respect to the definition of “Governing EBITDA”.

Representations and Warranties, page 79

33. Some of the representations disclosed are vague. For example, what is Mr. Disiere required to represent about brokers’ fees? What are DSH and Mr. Disiere required to represent about labor relations and related party transactions? Please revise the discussion about the representations and warranties to clarify the representations that each party is required to make.

Mr. Sebastian Gomez Abero

December 19, 2007

Response: The Company has revised the disclosure on pages 85 to 94 of the Proxy in response to the staff’s comment to clarify the representations that each party is required to make.

Unaudited Pro Forma Condensed Combined Financial Statements, page 153

34. Please explain what consideration you gave to the allocation of a portion of the purchase price to acquired contracts, leases and intellectual property apart from goodwill. We note that Other Intangible Assets of $32.6m “consists primarily of customer lists and Mr. Disiere’s non-compete agreement.” Refer to paragraph 39 and Appendix A of SFAS 141 and EITF 02-17 and your disclosure on page 1 that refers to the acquisition of contracts and leases.

Response: In determining the preliminary allocation of the purchase price included in the unaudited condensed pro forma financial statements included in the Proxy, the Company evaluated both the historical carrying amount of assets and liabilities included on Deep South’s balance sheet as of September 30, 2007 as well as the potential for an allocation of value to identifiable intangible assets. Based on its evaluation, the Company determined that a preliminary allocation of a portion of the purchase price to customer relationships/contracts, intellectual property, and non-compete agreements was appropriate. In evaluating the potential for an allocation of value to other assets such as vendor contracts and leases in accordance with SFAS 141 and SFAS 141 Appendix A, the Company’s preliminary determination was that either such value did not exist or that such value was not material for the purposes of the presentation of the unaudited pro forma condensed financial statements. Accordingly, the Company believes that the preliminary allocation of the purchase price included in the pro forma financial statements to be appropriate.

35. Disclose your basis in assigning fair values to the identifiable intangibles. Disclose separately the amounts allocated to the customer lists, to the non-compete agreement and to other material intangibles as applicable and disclose your accounting policy separately for each.

Response: In assigning value to the identifiable intangibles assets, the Company performed analysis consisting principally of discounted future cash flow models to estimate the fair values of the assets identified. In addition management with requisite knowledge of the industry and familiar with valuation techniques evaluated industry comparables in evaluating the reasonableness of its discounted cash flow models.

The notes to the pro forma financial statements on page 171 of the Proxy included disclosure of the amounts allocated to each of the separate intangible assets identified by the Company as part of its preliminary evaluation and the expected accounting policy to be applied to assets.

Mr. Sebastian Gomez Abero

December 19, 2007

36. Disclose why the use of the straight-line method to amortize the intangible assets is considered appropriate. Describe the pattern cash flows are expected to be derived from the acquired intangibles.

Response: The Company believes straight line amortization is the appropriate method based on the steady nature of the Deep South Companies’ business, their policy persistency rate of approximately 80%, and the stability in their network of agents. Policy persistency is defined as the percentage of policies that are renewed. Retail insurance agents are the primary market to which the Deep South Companies sell. The Company believes that the stability in the Deep South Companies’ network of agents, which stems from the specialty P&C insurance products and the service levels that they offer, frequently affords them the “last look” at business up for renewal. The Company also relied on industry standards in their determination as other publicly traded insurance brokers in the Company’s industry space use straight line amortization for their intangibles.

Consolidated Financial Statements Deep South Holding, L.P.

Notes to Consolidated Cash Flow Statements, page FS-21

37. It appears the company operates in one segment; please clarify in your next amendment. In addition, disclose product information in accordance with paragraph 37 of SFAS 131.

Response: The Company has revised the disclosure on pages FS-6 and FS-21 of the Proxy in response to the staff’s comment.

12-Health Insurance Plan, page FS-28

38. Please disclose your policy for accounting for health insurance claims reserves.

Response: The Company has revised the disclosure on page FS-28 of the Proxy in response to the staff’s comment.

Closing Comments

Attached as Exhibit A hereto please find the Company’s written statement as requested by the staff.

Mr. Sebastian Gomez Abero

December 19, 2007

Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8769 or, alternatively, Lori Anne Czepiel at (212) 839-8768. Thank you.

Very truly yours,

/s/ Rex Adebanjo
Rex Adebanjo

cc:	William R. de Jonge

President

North American Insurance Leaders, Inc.

885 Third Avenue, 31st Floor

New York, NY 10022

North American Insurance Leaders, Inc.

885 Third Avenue, 31st Floor

New York, NY 10022

December 19, 2007

Re:	North American Insurance Leaders, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 1-32837, filed November 8, 2007

Ladies and Gentlemen:

I, William R. de Jonge, as the President of North American Insurance Leaders, Inc. (“NAIL”), am delivering this letter at the request of the Securities and Exchange Commission (the “SEC”) in its letter dated December 5, 2007.

NAIL has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of the Preliminary Proxy Statement on Schedule 14A, file No. 1-32837, filed November 8, 2007.

NAIL acknowledges that (i) NAIL is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to NAIL’s filings; and (iii) NAIL may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ William R. de Jonge
William R. de Jonge
President
North American Insurance Leaders, Inc.